FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Receives Final Permits for Commencement of Gold Processing

Operations at Golden Summit

July 16, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce that it has received all of the necessary permits required to commence the on-site processing of bulk sampled high-grade surface gold mineralization at the Company’s Golden Summit property outside Fairbanks, Alaska.  In addition to processing and recovering the gold contained within the 10,000 tons of vein material excavated and stockpiled last fall, the new permits also allow for the on-going collection and processing of an additional 50,000 cubic yards (approximately 108,000 tons of rock) per year of bulk sampled material on the site through May 2012.

These 5-year permits include a small mine permit issued by the Alaska Department of Natural Resources which covers the installation and operation of the Company’s chemical free, gravity–based processing plant, along with water usage, tailings storage and site reclamation activities.  The Company has also received final approval of a Hard Rock Exploration permit covering BLM claims on the western end of the property.  This permit covers additional trenching, drilling, bulk sampling and reclamation activities in the Cleary Hill mine area as well as on the recently drilled Tolovana (Fence 6) and the prospective Newsboy and Newsboy Extension areas.  Agencies which were involved in the issuance of these permits included the Alaska Department of Natural Resources, the Alaska Department of Fish and Game, the Alaska Department of Environmental Conservation, the U.S. Army Corps of Engineers and the U.S Bureau of Land Management.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is continuing to discover new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of an initial 10,000-ton bulk sample collected in the fall of 2006, along with additional bulk sampling/processing of additional areas containing surface high grade gold mineralization will commence shortly.  Drilling to outline larger, lower grade bulk tonnage targets on the property will continue throughout the year.  Freegold has also optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited, where geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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